Exhibit 1

HEALTHTAB™ TO INTEGRATE CONTOUR®NEXT FAMILY OF BLOOD GLUCOSE METERS TO OFFER DEEPER DIABETES PATIENT INSIGHTS

VANCOUVER, BC – (GLOBE NEWSWIRE) – July 19, 2023 – Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) (“Avricore Health” or the “Company”) is pleased to announce its agreement with Ascensia Diabetes Care, a global diabetes care company, to integrate their blood glucose monitoring (BGM) systems, marketed as CONTOUR®NEXT GEN and CONTOUR®NEXT ONE, with Avricore’s pharmacy-based point-of-care testing (POCT) platform, HealthTab™. Ascensia Diabetes Care is a subsidiary of PHC Holdings Corporation (TSE 6523).

The partnership’s objective is to support patients and pharmacists in Canada in better managing diabetes by linking the daily blood glucose testing results and pattern history data collected via the CONTOUR®NEXT GEN or CONTOUR®NEXT ONE meter the patient uses to the patient’s HealthTab account. The partnership also seeks to support utilization of each technology by opening discussions related to collaborative communications to ensure patients and pharmacists are able to take advantage of what these data insights offer.

“Health data silos are leading to terrible outcomes for patients, but with this collaboration we can ensure patients and their pharmacists have the right information for better care decisions,” said Hector Bremner, CEO of Avricore Health. “This is also the first time we are integrating a device that is with the patient and not located in the pharmacy, opening doors for exciting possibilities for HealthTab.”

Combining these new daily data insights from the patient’s BGM with the results, such as the patient’s HbA1c and lipids profile collected during the patient’s regular consultations with their pharmacist utilizing HealthTab and its associated instruments, this collaboration will deliver a more robust personal health data tool for the fight against diabetes, which affects 1 in 10 adults around the world (Source).

“At Ascensia we strive to make diabetes management as simple as possible. We enable people with diabetes, and their caregivers, to use data to make informed decisions with their health care provider. It is important to provide systems that make monitoring easier and well-suited to modern-day living,” said Annika Pawaroo, Head of Region Americas, Ascensia Diabetes Care. “This partnership is a vital step in elevating patient care delivery to the next level.”

Avricore Health and Ascensia anticipate being able to conclude the technical work and launch the patient interface by Q3 of this year. Ongoing work will be done to identify ways to communicate and encourage patient engagement. Both parties look forward to updating on progress as work continues.

About Ascensia Diabetes Care

Ascensia Diabetes Care is a global company focused entirely on helping people with diabetes. Our mission is to empower those living with diabetes through innovative solutions that simplify and improve their lives.

We are home to the world-renowned CONTOUR® portfolio of blood glucose monitoring systems and the exclusive global distribution partner for the Eversense® Continuous Glucose Monitoring Systems from Senseonics. These products combine advanced technology with user-friendly functionality to help people with diabetes manage their condition and make a positive difference to their lives. As a trusted partner in the diabetes community, we collaborate closely with healthcare professionals and other partners to ensure our products meet the highest standards of accuracy, precision and reliability, and that we conduct our business compliantly and with integrity.

Ascensia is a subsidiary of PHC Holdings Corporation (TSE 6523). Ascensia products are sold in more than 100 countries. For more information on Ascensia Diabetes Care, visit https://www.ascensiadiabetes.ca/. ©2023 Ascensia Diabetes Care Canada Inc.

About HealthTab

HealthTab is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues.

With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

To find a location near you, please visit: healthtab.com/locations

HealthTab Market Fast Facts

●	Point-of-Care Testing Market to reach $50.6 Billion USD in 2025 (Source)
●	Glucose monitoring (diabetes related) to make up the largest growth within the sector. (Source)
●	Nearly 13.6 Million Canadians expected to diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	|Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more than 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™ (a wholly owned subsidiary), its mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943
info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements.

In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy this release.